Exhibit 99.1

20 March 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

ADR Ratio Change

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, announces a ratio change on its American Depositary Receipts ("ADR") from one (1) ADR representing two (2) ordinary shares, to the new ratio of one (1) ADR representing twenty (20) ordinary shares (the “Ratio Change”). The effective date of the Ratio Change is expected to be 8 April 2019.

Pursuant to the Ratio Change, effective 8 April 2019, ADR holders will be required on a mandatory basis to surrender their ADRs for cancellation and exchange to receive (1) new ADRs (New CUSIP: 59564R203) for every ten (10) old ADRs (Old CUSIP: 59564R104). No fractional ADRs will be allocated. The aggregate fractions, if any, will be sold and the net proceeds will be distributed to the entitled DR holder. The Company’s Depositary, Deutsche Bank Trust Company Americas, will contact DR holders and arrange for the exchange of their existing ADRs for new ADRs.

For ADR holders, the Ratio Change will have the same effect as a one-for-10 reverse ADR split. The ordinary shares of Midatech will not be affected by this change.

The Ratio Change is aimed to bring the price of the Company’s ADRs into compliance with the Nasdaq $1.00 minimum bid price per share requirement, though Midatech can give no assurance that the Ratio Change will be effective in achieving this goal.

The number of ADRs in issue on 18 March 2019 was 8,293,832.

- ENDS –

For further information, please contact:

Midatech Pharma PLC

Craig Cook, Chief Executive Officer	01235 888300

Panmure Gordon (UK) Limited (NOMAD)

Freddy Crossley, Emma Earl (Corporate Finance)	020 7886 2500
James Stearns (Corporate Broking)

Consilium Strategic Communications

Mary-Jane Elliott / Nicholas Brown / Angela Gray	0203 709 5700

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our ability to regain compliance with NASDAQ’s minimum bid share price requirement. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.